                                                                    EXHIBIT 99.4

                                                             [JAMES HARDIE LOGO]


                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

         14 November 2002

                          JAMES HARDIE INDUSTRIES N.V.
               RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

USGAAP - US$ MILLIONS                                         SIX MONTHS ENDED 30 SEPTEMBER
                                                              -----------------------------
                                                           FY 2003       FY 2002       % CHANGE
                                                           -------       -------       --------
NET SALES

USA Fibre Cement                                            $307.2        $225.3          36

Asia Pacific Fibre Cement                                     96.7          76.8          26

Other Fibre Cement                                             3.9           2.0          95
                                                            ------        ------        ----

TOTAL NET SALES                                              407.8         304.1          34
                                                            ======        ======        ====

Net sales                                                   $407.8        $304.1          34

Cost of goods sold                                          (260.3)       (202.5)         29

Gross profit                                                 147.5         101.6          45

SG&A (includes R&D)                                          (75.2)        (61.4)         22

EBIT (Operating profit) before restructuring and other
       operating expenses                                     72.3          40.2          80

Restructuring and other operating expenses                      --         (11.1)       (100)

EBIT (Operating profit)                                       72.3          29.1         148

Net interest expense                                          (5.4)         (9.4)        (43)

Other income/(expense), net                                    0.1          (0.7)       (114)

Operating profit (Income) from continuing operations
       before income taxes                                    67.0          19.0         253

Income tax expense                                           (20.5)         (4.9)        318
                                                            ------        ------        ----

OPERATING PROFIT (INCOME) FROM CONTINUING
       OPERATIONS                                           $ 46.5        $ 14.1         230
                                                            ======        ======        ====
NET OPERATING PROFIT (NET INCOME) INCLUDING
       DISCONTINUED OPERATIONS                              $100.5        $  9.5          --
                                                            ======        ======        ====
Tax rate                                                      30.6%         25.8%

Volume (mmsf)
          USA Fibre Cement                                   677.5         496.5          36

          Asia Pacific Fibre Cement                          182.9         158.2          16

Average sales price per unit (per msf)
          USA Fibre Cement                                US$  453      US$  454          --
          Asia Pacific Fibre Cement                        A$  852       A$  852          --



    Unless otherwise stated, results are for continuing operations only and comparisons are of the first six months of the current fiscal year versus the first six months of the prior fiscal year.
--------------------------------------------------------------------------------

                     Media/Analysts enquiries, please call:

Greg Baxter, Senior Vice President Corporate Affairs: Telephone - 61 2 8274 5377
                             Mobile - 0419 461 368

                     Email - greg.baxter@jameshardie.com.au

   Steve Ashe, Vice President Investor Relations: Telephone - 61 2 8274 5246
                             Mobile - 0408 164 011

                      Email - steve.ashe@jameshardie.com.au

                           Facsimile - 61 2 8274 5218

                               www.jameshardie.com

TOTAL NET SALES

Total net sales increased 34% compared to the same period of the previous year, from US$304.1 million to US$407.8 million.

Net sales from USA Fibre Cement increased 36% from US$225.3 million to US$307.2 million due to continued growth in sales volumes.

Net sales from Asia Pacific Fibre Cement increased 26% from US$76.8 million to US$96.7 million due to higher sales volumes.

Net sales from Other Fibre Cement increased 95% from US$2.0 million to US$3.9 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA FIBRE CEMENT

Sales revenue increased 36% from US$225.3 million to US$307.2 million.

Sales volume increased 36% from 496.5 million square feet to 677.5 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales from the Cemplank operations acquired in December 2001.

Buoyed by low mortgage rates, housing market activity remained healthy during the period despite a softening in consumer confidence.

There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country.

In the northern region, further market share was taken from the dominant siding material, vinyl. Market penetration strategies in the north, including the "Why Settle for Vinyl?" marketing campaign, helped to build awareness of our product's attributes among the region's builders, distributors and homeowners, and led to increased demand.

Strategies for further growth in the southern region, including an increased focus on repair and remodel markets and increased selling activity in rural areas, helped the business take additional market share from other siding materials in the region, particularly engineered wood.

In the interior cement board market, sales of Hardibacker 500(TM), our 1/2 inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly compared to the same period of the previous year. Sales also increased markedly for Harditrim(TM), vented soffits and Heritage(R) panels and the ColorPlus(TM) Collection of pre-finished siding.

The average selling price decreased by US$1 compared to the same period of the previous year from US$454 per thousand square feet to US$453 per thousand square feet due to sales from our Cemplank operations that have historically been at lower selling prices.

JAMES HARDIE HALF YEAR FY03 MD&A                                               2

During the period, we commenced construction of the 160 million square feet panel line at Waxahachie, Texas, and the pilot roofing products plant at Fontana, California. At the Peru plant in Illinois, we began to manufacture products on a newly commissioned second production line in September.

On 22 October 2002, we announced that our Blandon, Pennsylvania plant will undergo a US$15.3 million upgrade that will increase annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the north-east region.

ASIA PACIFIC FIBRE CEMENT

Sales revenue for this segment increased 26% from US$76.8 million to US$96.7 million. Sales volume increased 16% from 158.2 million square feet to 182.9 million square feet.

AUSTRALIA FIBRE CEMENT

Sales revenue increased 26% from US$48.8 million to US$61.5 million. In local currency, the increase was 18%.

The growth in sales revenue was due to a 19% increase in sales volume, from
107.1 million square feet to 127.6 million square feet. This was partially offset by a 1% decrease in the average selling price due to aggressive pricing in the FRC Pipes business.

Demand for new residential housing remained at high levels during the period buoyed by a relatively strong economy, low interest rates and the continuation of the Government's First Home Buyer's Scheme.

The robust trading conditions led to higher sales for most products in most markets.

New housing approvals started to slow during the second half of the period, but this did not impact demand, as there is a 3-6 month lag between the start of house construction and the sale of our products.

During the period, we relocated our corrugate production line, which manufactures HardiFence(TM), from Perth to Brisbane.

NEW ZEALAND FIBRE CEMENT

Sales revenue increased 41% from US$18.7 million to US$26.3 million due to an increase in sales volume and a slight increase in the average selling price. In local currency, sales revenue increased 25%.

Sales volume increased 22% from 18.1 million square feet to 22.1 million square feet due to stronger demand arising from increased residential building activity, which is being fuelled by low and stable interest rates, high inflation in house selling prices and a stronger economy. Residential construction for the first half of the fiscal year increased 24% compared to the same period last year.

The new Linea(R) weatherboard cladding range of products launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products


JAMES HARDIE HALF YEAR FY03 MD&A                                               3
such as brick. Linea(R) is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability.

Despite the non-residential building market being weaker this period compared to the same period last year, sales of panel products such as Hardipanel(TM) Titan and Hardipanel(TM) Compressed sheet were up strongly during the period compared to the same period last year.

PHILIPPINES FIBRE CEMENT

Sales revenue decreased by 4% from US$9.3 million to US$8.9 million. In local currency, sales revenue decreased 5%. This was due to a decrease in the average net selling price.

Sales volume increased 1% compared to the same period of the previous year, from
33.0 million square feet to 33.4 million square feet due to increased demand in the domestic building board market, mostly offset by weaker export sales.

We continued to penetrate the domestic building boards market during the period, taking further share from the main competing material, plywood. Strong demand for HardiFlex(R) lite, a thinner, lighter sheet designed for ceiling applications, and Hardiflex(R) 4.5mm, used in ceiling and internal wall applications, continued during the period.

During the period we launched our first plank product, Hardiplank(TM) Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects.

The average net selling price decreased 6% compared to the same period of the previous year due to a decrease in sales of higher-priced exports.

OTHER FIBRE CEMENT

CHILE FIBRE CEMENT

Our Chilean operation, which began commercial production in March 2001, continued to penetrate the market at its targeted rate.

Despite deterioration in market conditions during the period, sales revenue and volumes were significantly better than the same period of last year. A larger than normal decline in construction activity in the second half of the period associated with winter weather conditions and the impact of regional economic instability were responsible for the weaker market conditions.

The business also moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include Hardibacker, for interior applications, and textured panels and planks, for exterior cladding, both of which are targeted at larger scale builders working mainly in the social housing segment.

Strong sales growth continued for EconoBoard(TM), which is targeted to builders of small-scale homes and additions and the "Do-It-Yourself" market distributed through retail stores, and Duraboard(TM), also targeted to the social housing segment.

JAMES HARDIE HALF YEAR FY03 MD&A                                               4

Highly competitive market conditions and aggressive pricing strategies continued during the period. Despite this, sales of higher-priced, differentiated products helped increase the average selling price compared to the same period last year.

USA FRC PIPES

Our FRC Pipes business continued to penetrate the south-east market of the United States and improve its operational efficiencies. Sales revenue and volumes more than doubled compared to the same period last year.

Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded.

The current product range of 12" to 36" diameter drainage pipes allows us to compete for an increased number of construction projects in the south-east market. Sales of our larger diameter pipes (30" to 36") continued to grow strongly, in particular, during the second half of the period.

We estimate that our share of the large diameter drainage pipes in the south-east has lifted to 10%.

Competition has reacted to our market entry with aggressive pricing. As a result, our average net selling price decreased 19% compared to the same period of the previous year.

This is being offset by unit production costs which have started to decline as significant improvements in manufacturing efficiencies are being achieved.

The US civil construction market remains buoyant. In Florida, activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

GROSS PROFIT

Gross profit increased 45% from US$101.6 million to US$147.5 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 2.8 percentage points to 36.2%.

USA Fibre Cement gross profit increased 44% due to higher sales volumes and lower unit cost of sales. The gross profit margin increased 2.0 percentage points.

Asia Pacific Fibre Cement gross profit increased 43% following strong improvements from all businesses. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 4.4 percentage points.


JAMES HARDIE HALF YEAR FY03 MD&A                                               5

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses increased 22% compared to the same period last year from US$61.4 million to US$75.2 million. This increase was mainly due to the funding of growth initiatives in the USA and Europe, and an increase in bonus accruals in line with the significant improvement in operating profit. However, SG&A expenses were 1.8 percentage points lower as a percentage of sales at 18.4%.

RESEARCH AND DEVELOPMENT (R&D) EXPENSES

Research and development includes costs associated with `core' research projects that are aimed at benefiting all fibre cement business units. These costs are recorded as `corporate costs' in the Research and Development segment rather than being attributed to individual business units. These costs were flat at US$4.1 million compared to the same period in the prior year.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 20% to US$3.6 million, reflecting a greater number of projects in the development and commercialisation phase.

RESTRUCTURING AND OTHER OPERATING EXPENSES

There were no charges for restructuring and other operating expenses in the current period. In the same period of the previous year, there was a charge of US$11.1 million. This included a US$6.4 million charge for the decrease in the fair value of the company's pulp hedge contract, required to be marked to market each quarter due to the implementation of a new US accounting standard on 1 April 2001, and US$4.7 million relating to the corporate reorganisation.

EBIT (OPERATING PROFIT)

EBIT before restructuring and other operating expenses increased 80% from US$40.2 million to US$72.3 million. The EBIT margin before restructuring and other operating expenses increased 4.6 percentage points compared to the same period last year, to 17.8%.

There were no charges for restructuring and other operating expenses in the period. As a result, EBIT increased 148% from US$29.1 million to US$72.3 million. The EBIT margin increased 8.3 percentage points.

USA Fibre Cement EBIT increased 52% from US$52.4 million to US$79.5 million due to strong sales volume growth driven by increased primary demand for fibre cement, lower unit cost of sales from improved manufacturing efficiencies and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 2.6 percentage points to 25.9%.

Australia Fibre Cement EBIT increased 57% from US$8.8 million to US$13.8 million. In local currency, the increase was 47%. The stronger EBIT performance was due to higher sales volume and lower unit cost of sales, partly offset by higher SG&A costs. The EBIT margin increased 4.4 percentage points to 22.4%.

JAMES HARDIE HALF YEAR FY03 MD&A                                               6

New Zealand Fibre Cement EBIT increased 44% from US$2.5 million to US$3.6 million. In local currency, the increase was 31%. The increase was primarily due to higher sales revenue and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 0.3 of a percentage point to 13.7%.

Our Philippines business recorded a small operating loss for the half year. The loss was primarily due to a decrease in manufacturing performance at the Philippines plant in the second quarter. The business was cash flow positive for the period.

Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the period as these businesses continued to ramp up.

General corporate costs decreased by US$9.6 million from US$24.3 million to US$14.7 million. This decrease was primarily due to a US$4.7 million charge related to our corporate restructuring and a US$6.4 million charge for a decrease in the fair value of the pulp hedge contract incurred in the six months ended 30 September 2001, and not repeated in the current period. Standard corporate costs increased primarily due to an increase in bonus accruals, in line with the significant improvement in operating profit.

NET INTEREST EXPENSE

Net interest expense decreased 43% from US$9.4 million to US$5.4 million. This was primarily due to a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

INCOME TAX EXPENSE

Income tax expense increased by US$15.6 million from US$4.9 million to US$20.5 million, in line with the increase in profits.

OPERATING PROFIT (INCOME) FROM CONTINUING OPERATIONS

Income from continuing operations increased by US$32.4 million from US$14.1 million in the six months ended 30 September 2001 to US$46.5 million in the current period.

DISCONTINUED OPERATIONS

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our US-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002. We recorded a net profit from discontinued operations of US$54.0 million in the current period, primarily due to the sale of our Gypsum operations.


JAMES HARDIE HALF YEAR FY03 MD&A                                               7

LIQUIDITY AND CAPITAL RESOURCES

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$321.8 million as of 30 September 2002. This amount will decrease after the following have been paid: the shareholder approved capital return of the Euro equivalent of 20 cents per share, rounded upwards to the nearest whole Euro cent; the dividend declared of US 5.0 cents per share; taxes on the gain on sale of our Gypsum operations, which is being paid over four instalments; and an estimated prepayment of US$60.0 million of notes and any make-whole payments of approximately $5.0 million to $6.0 million (US$3.1 million to US $3.7 million after tax). At 30 September 2002, we also had credit facilities totalling US$458.4 million of which US$231.1 million was outstanding.

                                                EFFECTIVE INTEREST                       PRINCIPAL
                                                      RATE AT       TOTAL FACILITY AT  OUTSTANDING AT
DESCRIPTION                                         30 SEP 2002        30 SEP 2002       30 SEP 2002
                                                    -----------        -----------       -----------
                                                                 (In millions of US$)
US$ notes, fixed interest, repayable
annually in varying tranches from 2004
through 2013                                            7.09%            $ 225.0          $ 225.0

A$ revolving loan, can be drawn down in
either US$ or A$, variable interest based
on US$ LIBOR or A$ bank bill rate plus
margin, can be repaid and redrawn until
maturity, where US$87.2 has a maturity of
November 2005, with the extension of the
balance still in process                                 N/A               108.9               --


US$ stand-by loan, can be drawn down in
either US$ or A$, variable interest based
on US$ LIBOR or A$ bank bill rate plus
margin, until maturity, where US$102.5
has a maturity of October 2003, with the
extension of the balance still in process                N/A               117.5               --

US$ line of credit, can be drawn down in
Chilean Pesos, variable interest based on
Chilean Tasa Activa Bancaria rate plus
margin, maturity December 2003                          5.52%                7.0              6.1
                                                                         -------          -------

TOTAL                                                                    $ 458.4          $ 231.1
                                                                         =======          =======

JAMES HARDIE HALF YEAR FY03 MD&A                                               8

As a result of the completion of the sale of our Gypsum business on 25 April 2002, we were not technically in compliance as of that date with certain pre-approval covenants of our US$ non-collateralised note agreements. We are currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

CASH FLOW

Net operating cash inflows increased by US$56.3 million to US$72.6 million for the six months ended 30 September 2002 compared to the same period in the prior year. The increase in cash flow was primarily due to the increase in operating profit in this period, excluding the gain on disposal of our Gypsum business.

Net investing activities produced a cash inflow of US$310.6 million for the six months ended 30 September 2002 compared to a cash outflow of US$33.3 million for the same period in the prior year. The six-month period ended 30 September 2002 reflects proceeds received from the sale of our Gypsum business and lower capital expenditures compared to the same period in the prior year.

Net financing produced a cash outflow of US$93.4 million for the six months ended 30 September 2002 compared to a cash inflow of US$28.7 million for the same period in the prior year. The cash outflow in the current period was mainly due to repayment of borrowings from proceeds received from the sale of our Gypsum business in April 2002. In the same period last year, proceeds from the issuance of shares more than offset the net repayment of borrowings and payment of a dividend.

End.


JAMES HARDIE HALF YEAR FY03 MD&A                                               9

NOTE

This Management's Discussion and Analysis document forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Finance Report.

DISCLAIMER

This report contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.


JAMES HARDIE HALF YEAR FY03 MD&A                                              10